EXHIBIT 99.1

Banro Corporation

PRESS RELEASE

BANRO ANNOUNCES CLOSING OF C$56,875,000 FINANCING

Toronto, February 24, 2011 – Banro Corporation (“Banro” or the “Company”) (NYSE AMEX – “BAA” ; TSX – “BAA”) is pleased to announce the closing of its underwritten private placement of 17,500,000 special warrants of the Company (the “Special Warrants”) at a price of C$3.25 per Special Warrant for aggregate gross proceeds of C$56,875,000 (the "Offering"). The Offering was completed through a syndicate of investment dealers.

Each Special Warrant entitles the holder thereof to receive one common share of the Company (a “Common Share”). The Special Warrants are exercisable by the holders thereof at any time for no additional consideration, and all unexercised Special Warrants will be deemed to be exercised on the earlier of: (i) June 25, 2011; and (ii) the third business day after a receipt is issued for a (final) prospectus qualifying the distribution of the Common Shares by the securities regulatory authorities in each of the Provinces of Canada, except Quebec, where the Special Warrants have been sold.

The Company will use its reasonable best efforts to obtain such receipt by March 31, 2011. However, if the Company fails to qualify the distribution of the Common Shares underlying the Special Warrants, by March 31, 2011, then the holders of the Special Warrants will be entitled, subject to approval by the Toronto Stock Exchange, to receive 1.1 Common Shares in lieu of 1.0 Common Share upon the exercise or deemed exercise of the Special Warrants.

The Company intends to use the net proceeds to accelerate the ramp up of the mill at the Twangiza project to 1.7 million tonnes, to expand its exploration program and for general working capital purposes.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Banro is a Canadian-based gold exploration and development company focused on the development of four major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the Company is constructing "Phase I" of its flagship Twangiza project.

Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of gold production, revenue, cash flow and costs, estimated project economics, mineral resource and reserve estimates, potential mineralization, potential mineral resources and reserves, projected timing of gold production and the Company's exploration and development plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources or reserves; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2010 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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For further information, please visit our website at www.banro.com, or contact: Simon Village, Chairman, United Kingdom, Tel: +44 1959 569 237, Arnold T. Kondrat, Executive Vice-President, Toronto, Ontario, or Martin Jones, Vice-President, Corporate Development, Toronto, Ontario, Tel: (416) 366-2221 or 1-800-714-7938.